Via Facsimile and U.S. Mail
Mail Stop 6010

May 18, 2007

Mr. Frank V. McMahon
Vice Chairman and Chief Financial Officer
The First American Corporation
1 First American Way
Santa Ana, CA   92707-5913

Re: **The First American Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on March 1, 2007
        File No. 001-13585

Dear Mr. McMahon:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 46

Restatement of Consolidated Financial Statements, page 46

1. Please provide us in disclosure-type format a more detailed explanation of the circumstances that gave rise to the error(s) that necessitated the restatement of your previously issued financial statements. In doing so, please
    a. Cite the provision of the specific accounting literature by pronouncement and paragraph that was incorrectly applied. Please explain how the measurement date used to value stock options differed from that required by APB Opinion No. 25. Please refer to the Chief Accountant's September 19, 2006 letter that contains guidance information to be included in filings that include corrections of errors in accounting for stock option grants, posted on our website at http://www.sec.gov/info/accountants/staffletters/fei_aicpa091906.htm.
    b. Disclose when the error was discovered and the circumstances that led to the discovery of the error. Elaborate on any internal control deficiencies that allowed the misapplication of some accounting provisions to prevail over time and explain why these did not amount to a material weakness.
    c. Discuss whether and how you changed your controls and procedures as a result of the restatement. Explain the procedures that you have established or will be establishing and the time frame in which these procedures will be implemented. Identify the party or parties responsible for creating and implementing these procedures.

Management's Annual Report on Internal Control Over Financial Reporting, page 90

2. Explain how management was able to reach the conclusion that the company's internal control over financial reporting was effective at December 31, 2006 in light of the restatements of your previously issued financial statements and in light of your disclosure on page 90 under Item 9.A. that there were no material changes in the company's internal control over financial reporting during the quarter ended December 31, 2006. We noted similar disclosures in the quarterly reports filed throughout the year.

<u>Form 10-Q for quarterly period ended March 31, 2007</u>

<u>Financial Statements</u>

<u>Notes to Condensed Consolidated Financial Statements, page 7</u>

<u>Note 9 – Business Combination, page 10</u>

3. Please clarify in disclosure-type format the reason for recognizing a gain on the business combination of RES with CoreLogic. In your response include references to the specific paragraphs within the accounting literature upon which you relied that support the accounting for this transaction.

* * * *

Please respond to the comments above within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3674.

Sincerely,

Jim Atkinson
Accounting Branch Chief